

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 26, 2009

Via U.S. Mail
Brett Reynolds
Chief Financial Officer
Synovis Life Technologies
2575 University Avenue West
St. Paul, Minnesota 55114-1024

> **RE:** **Synovis Life Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 7, 2009**
> **File No. 000-13907**

Dear Mr. Reynolds:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief

cc (via facsimile):   Bill McDonalds, Esq. – Oppenheimer Wolff and Donnelly LLP